                      SECURITIES AND EXCHANGE COMMISSION
                      ----------------------------------

                            Washington, D.C. 20549

                            ----------------------

                                  FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                    ALLIED BIOTECHNOLOGY INTERNATIONAL, INC.
                    ----------------------------------------
                 (Name of Small Business Issuer in its charter)


NEVADA                                           33-0256166
-------------------------------                  ----------
(State or other jurisdiction of                  (IRS Employer
incorporation or organization)                   Identification No.)


17942 Cowan Avenue
Irvine, California                               92614-6026
------------------                               ----------
(Address of principal executive offices)         (Zip code)

Issuer's telephone number                        (714) 752-6162
                                                 --------------

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

     Title of each class             Name of each exchange on which
     to be so registered             each class is to be registered

            NONE                                   NONE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

          CLASS A COMMON STOCK par value $0.001      13,376,466 SHARES
                                (Title of class)
          PREFERRED STOCK par value $0.01.            5,000,000 SHARES
                                (Title of Class)

                    ALLIED BIOTECHNOLOGY INTERNATIONAL, INC.

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Allied Biotechnology International, Inc. is involved in the development of a series of medical and healthcare products. These include a variety of medical laboratory diagnostic assays designed for use by hospitals and medical clinics, and several assays for over-the-counter sales. The Company has also acquired the rights to develop and market a haircare and skincare product line. The Company is also investigating the commercial feasibility of a naturally occurring biopesticide to control nematode infestation of crops. The Company intends to research and develop genetically engineered biopharmaceuticals, and will also investigate several novel immunological procedures for cancer diagnosis and treatment.

The Company was incorporated under the Laws of the State of Nevada on 24 October 1984 as Partners America Ltd, Inc. In 1987 the name was changed to Primary Metals, Inc. In 1988 the company amended its Articles of Incorporation and changed its capitalization from 2,500 shares of no par value common stock to 25,000,000 shares of common stock having a par value of $0.001 and effected a 3,429 for 1 split of the outstanding stock, resulting in a total of 6,000,750 shares issued and outstanding at that time. These companies had no significant operations. In May of 1993 the name was changed to Allied Biotechnology International, Inc. ("ADBI") and operations commenced.

The initial focus of the company will be on the growing overseas markets which need affordable healthcare products. The company will license the sale of its products through distributors who are familiar with the specific regulatory requirements and market conditions within each country.

The first products to be developed by the Company are medical diagnostic tests which can be used by hospitals, clinics and doctors offices. The Company is also developing selected over-the-counter medical assays for use by the general public. Many developing countries have a great need for quality medical diagnostic assays but have limited resources to purchase these products. The Company intends to gain a significant share of the overseas market by producing high quality assays that are competitively priced. All medical assays developed in the U.S., including those developed by the Company, are subject to Food and Drug Administration requirements before they can be sold in the U.S. The Company must also comply with the regulatory requirements for each country in which it intends to sell its products.

The Company has signed distribution agreements for the medical diagnostic products in Thailand, Korea, Indonesia, Cambodia, Laos, the Philippines and Latin America. The products are undergoing regulatory review in these countries before they can be approved for sale. Until regulatory approvals are received, the Company will receive minimal sales income from these products.

The Company has also developed a line of personal healthcare products, and has begun distribution of a series of haircare products in the United States and overseas. The haircare product line is classified as a cosmetic and comes under the regulatory authority of the Food and Drug Administration. Registration of the product with the FDA is voluntary and the Company has elected not to register the product with the FDA. The company has signed distribution contracts for Korea and for various ethnic groups in the U.S. The market for personal healthcare products is extremely competitive and requires a significant commitment of resources for media advertising and follow-up monitoring. Sales of the haircare products have commenced and the Company will implement a vigorous marketing campaign of this product in the U.S. in the near future.

The Company has 8 full-time and 2 part-time employees. The Company also contracts with four independent manufacturers in the U.S., Europe and Mexico for its production and assembly operations.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company's business plan is divided into three phases based upon the time and costs involved in developing and getting its products to market:

PHASE 1 was to develop the medical diagnostic assays and to establish an international distribution network. PHASE 2 was to develop genetically engineered biopharmaceuticals, and PHASE 3 was to investigate several novel cancer imaging and immunotherapy procedures. The company also acquired the technical and marketing rights to several personal healthcare products which have been incorporated into Phase 1 of its business plan.

In order to expedite its development program, the Company has acquired the technical expertise, intellectual property and marketing rights to a number of medical and healthcare products.

Intellectual Property and Marketing Rights.
-------------------------------------------
The Company has acquired the technical expertise, intellectual property and marketing rights to a line of medical diagnostic assays from De Ferris Laboratories Inc. in exchange for 100,000 shares of the Company's common stock. The Company has also acquired the technical expertise, intellectual property, and marketing rights for the development of recombinant products from Recombinant Products International Inc. in exchange for 3,357,365 shares of the Company's common stock. The company has also acquired the intellectual property and marketing rights from Dr. Henry J. Smith to develop two novel procedures for Cancer Imaging and Cancer Therapy in exchange for $100,000. The Company has also acquired the marketing rights in South Korea from E.M.G. Inc., for a line of haircare products in exchange for 500,000 shares of the company's common stock valued at $1,500,000.

In Phase 1 of the plan, the Company acquired the technical capability and marketing rights to manufacture and distribute a wide variety of clinical chemistries, enzymeimmunoassays, and over-the-counter tests. These include clinical chemistry tests such as glucose, cholesterol, triglycerides, LDH, and SGPT assays; enzymeimmunoassays such as hCG, LH, T3, T4, and TORCH assays; and over-the-counter tests such as Pregnancy, HIV, and Prostate Cancer assays. The company has also developed a spectrophotometer - the "ATS 5000", to be used in conjunction with the laboratory assays, and has filed for a patent on this instrument. The Company has signed distribution agreements for these products in South Korea, Thailand, Indonesia, Laos, Cambodia, The Philippines, and in Mexico and Latin America. The diagnostic products are currently undergoing testing to comply with regulatory approvals within each country.

The Company has also acquired the rights to manufacture and distribute a hair-care product line - "HR7", and has signed distribution agreements for South Korea, and for selected market groups in the U.S. Sales of this product have commenced in the U.S. and in South Korea.

Historically, the Company has had no significant sales volume from fiscal years 1984 through 1994. In fiscal year 1995 sales increased to $100,450 and for the first six months of fiscal year 1996 sales increased to $240,333. Approximately

40% of the revenue was derived from sales of the diagnostic products and 60% from sales of the haircare products. For this period, the cost of sales was $122,246 and total operating expenses were $313,026 resulting in a net loss of $194,939. The company expended approximately $80,000 on research and development in fiscal 1994, and approximately $120,000 in fiscal 1995. The accumulated deficit from inception to March 31, 1996 is $671,074 and will continue to increase as the Company expands its operations and increases its research and development program. The Company projects that sales of the medical diagnostic assays and the haircare product line will also continue to increase and plans to increase its production capacity for these products.

The Company projects that $1,000,000 will be required to complete Phase 1 of the business plan. The funds will be used to relocate into a larger facility; purchase equipment and supplies; increase inventory; implement the marketing program and fund ongoing operations. The Company is currently generating sufficient income from sales to fund ongoing operations and to meet short-term needs. However, there are no cash reserves available to fund the Company's planned growth, and until sufficient funds are raised through loans or equity financing there will be a significant delay in implementing the business plan. This lack of liquidity could also have a major impact on the company's ability to fund ongoing operations should sales revenue decrease.

The second phase of the business plan is to develop recombinant products to be used as biopharmaceuticals. The Company has conducted feasibility studies to determine the best way to implement this program and the costs involved. The minimum capital required to initiate this program is estimated to be $5,000,000. At this time the company will not initiate Phase 2 until sufficient funds are available for it to commence operations in a meaningful way.

The Company anticipates that it will satisfy its cash requirements for Phase 1 of the business plan within the next 12 months, and within 24 months for Phase 2.

The third phase of the business plan is to investigate several immunological methods of cancer imaging and cancer immunotherapy licensed to the company. At this time the company will not initiate Phase 3 until sufficient funds are available for it to conduct operations in a meaningful way.

The Company is still in the development stage for many of its products and faces many scientific, regulatory, business and economic conditions in the U.S. and in other countries that may have a significant adverse impact upon the development of the Company. These risk factors include:
Lack of Operations and Profitability: The Company has little or no history of operations or profits. Although certain of the company's products are beginning to generate sales, there can be no assurance that the majority of the company's research and development programs will result in commercially viable products, or that the products developed can be successfully marketed.
Additional Financing: It is likely the Company will require additional financing in the immediate future and also long term financing in order to establish commercial operations. Lack of such financing will have a serious impact on the Company's ability to support ongoing operations or to implement any plans for the company's growth. When access to additional financing is required, there are no assurances that such financing will be available or, if available, that it can be obtained on terms favorable to the Company.
Death or Incapacity of Management: The Company's performance is dependent upon its management. The death or incapacity of said officers would disrupt the Company's performance and jeopardize its ongoing operations. The company does not maintain "key person" insurance for any officer or employee. Also, the company does not maintain liability or risk insurance coverage on its products and any business interruption will have serious consequences on cash flow and upon ongoing company operations.
Personnel: There is intense competition for experienced and qualified scientific and management personnel. There is no assurance that the company will be able to attract and retain qualified personnel for its research or commercial operations.
Operations: There are many variables involved in developing and commercializing new products. The Company cannot project with certainty the outcome of its operations. There are no assurances that the Company will operate profitably.
Regulations: The Company is subject to many laws and regulations, both in the U.S. and in other countries. Many of the company's medical products are under the regulatory authority of the Food and Drug Administration and must undergo thorough evaluation and review before they can be sold in the U.S. or exported to other countries. The process is expensive and time consuming and there is no assurance that the products will be approved for sale in the U.S. The company's products must also comply with the regulations of each countries' Health Administration where the products are to be distributed, and this process can also be expensive and time consuming with no assurance that the products will be approved for sale in that country.

The Company must also comply with Federal, State and Local Laws in the U.S., including the Environmental Protection Act. The Company does not produce or utilize any toxic, hazardous or harmful substance that could injure the health of the individual or the environment. The Company is in compliance with all applicable laws and regulations and does not anticipate any difficulty in the future in complying with all applicable Laws and Regulations in the performance of its operations.
Competition: The healthcare industry in which the Company will engage is extremely competitive, and the Company will be competing with numerous established companies, many of which have greater financial and personnel resources and more experience than the Company. There is also increasing exchange of scientific information and trade between countries and this could result in the type of products developed by the Company being subject to technological obsolescence. There can be no assurance that the Company can develop superior or more cost-effective products than its competitors, or that it can successfully market its products.
Economic Risks: Local, national and international economic conditions may have a substantial adverse effect on the efforts of the Company. In addition, political, social and legal restrictions may adversely effect company operations. Healthcare reform is undergoing dramatic changes in the US and in other countries, and cost-containment measures may result in a reluctance of certain market groups to purchase newer scientific products. In general, the Company believes that healthcare reform will benefit the company, as its products will be competitively priced. However, the Company cannot guarantee against the possible eventuality of any of these potentially adverse conditions.

ITEM 3.  DESCRIPTION OF PROPERTY

Facility Lease.
---------------
The Company leases 22,700 sq. ft. of office and manufacturing space at 17942 Cowan Avenue, Irvine, California 92614-6026 at a lease rate of $14,755 per month for a term of 24 months.

Real Estate Property
--------------------
The Company has acquired 180 acres of agricultural property in Bakersfield, California, in exchange for 450,000 shares of the Company's common stock valued at $0.50 per share. The value of $225,000 assigned to this property was determined on the basis of the value of $435,000 listed on the tax rolls and adjusted to reflect the decrease in land values at the time of acquisition. The company intends to utilize this property to grow and field test the biopesticide product. The Company has also acquired a 49% interest in the Laurinburg Group, Inc. which owns the former Scotland Memorial Hospital Building totaling 100,000 sq. ft. situated on 5.31 acres of commercial property in Laurinburg, North Carolina, in exchange for 630,000 shares of the Company's common stock valued at $2,205,000. The property was valued at below replacement value at $45.00 per sq. ft. by the Laurinburg Group. Comparable new building construction costs are in excess of $100 per square foot. However, the Scotland Memorial Building requires renovation and the value of the property was adjusted accordingly. These properties are currently not insured. The company will obtain insurance in accordance with improvements to the properties. The Company is conducting a feasibility study to determine if the building can be utilized either as a biotechnology production facility or converted to a managed residential healthcare facility.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information with respect to the beneficial ownership of the Company's Common shares by (a) each person known to be the beneficial owner of more than 5% of the company's outstanding Common Shares,
(b) the Directors of the Company and (c) the Directors and Officers as a group.

NAME                            NUMBER OF SHARES OWNED   PERCENTAGE OF
                                (CLASS A COMMON STOCK)   SHARES ISSUED
Henry Smith                            1,326,800              9.9
Pamela Smith                           1,089,050              8.1
Geraldine Maestas                        384,000              2.9
Rito Madrid                              234,400              1.8
Alfred Flores                            234,400              1.8
Richard Sample                           234,400              1.8
Caleb Zia                                128,000              1.0
Donald Dods                              101,000              0.8
All Directors and Officers
as a Group                             3,732,050             27.9

Beneficial owners of more than 5% of Company's outstanding shares are:
Henry J. Smith and Pamela J. Smith
38 Landing
Laguna Niguel, CA 92677

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
The Directors, Executive Officers, Promoters, and Control Persons are listed below:

Name                       Age          Position
Dr. Henry J. Smith          56   President and C.E.O.
Mr. Donald Dods             59   Chief Financial Officer
Ms. Geraldine Maestas       45   Secretary and Treasurer
Mr. Caleb Zia               55   Director
Mr. Rito Madrid             76   Director
Mr. Richard Sample          38   Director
Ms. Pamela Smith            51   Director
Mr. Alfred Flores           66   Director

The biographies of the Directors and Officers are set forth below. All Directors hold office until the next annual shareholders meeting or until their death, resignation, retirement, or until their successors have been elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining Directors.

Dr. Henry J. Smith Ph.D., President and C.E.O.  Dr. Smith has over thirty years
-------------------------
experience in the development and utilization of medical laboratory assays. He is the founder of Immunology Consultants Inc., which provided laboratory services in Immunology and Microbiology and is President of De Ferris Laboratories, Inc. Dr. Smith was a Research Fellow in Cancer Research and received a Ph.D. in Medical Immunology from Leeds University School of Medicine, in England. He was appointed to the Board of Directors for the Orange County Boy Scouts Council.

Mr. Donald Dods, Chief Financial Officer and Director.  Mr. Dods has over
----------------
twenty-five years of experience in business administration for the Healthcare Industry. He has held senior management positions at Nichols Institute, American Biotest Laboratories, and Pathlab. He also served as the Administrator of Clinical Practice for John Hopkins Medical Institute. Mr. Dods has authored several publications for business administration publications on the use of computers and networks in business.

Ms. Geraldine Maestas, Secretary/Treasurer and Director.  Ms. Maestas serves as
---------------------
the President of The G.M. Group, an Orange County-based company that specializes in public relations and marketing. She was previously the co-owner of

Image Marketing Group, a cause-related marketing business. Prior working experience includes ten years employment with the United States Olympic Committee as the Manager of Corporate Relations and the Operations Director for Special Events. Political appointments include positions on The Governor's Commission on the Status of Women and on The Governor's Discretionary Fund Committee.

Mr. Caleb Zia, Director.  Mr. Zia serves as a Director of Partnership 2010, a
--------------
coalition of Orange County Leaders established to develop a strategic plan to direct the economic growth for Orange County. He has over thirty years of business experience and has held senior management positions in the computer, airline and banking industries. His commitments include: Member of the Orange County Job Saving Alliance; Former President-Minority Business Council, and Member-The California Pharmacy Board.

Mr. Rito Madrid, Director.  Mr. Madrid has over forty years of business
----------------
experience in the development and management of various business enterprises in the U.S. and abroad, including land development projects, establishing banking institutions as well as many community-based philanthropic organizations. He is the President and Owner of A&E Inc., a leading design firm in Southern California for over forty years. Mr. Madrid has served as President of the Manpower Commission of Orange County and on the Board of Directors for Young Horizons, a youth service oriented program.

Mr. Richard Sample, Director.  Mr. Sample is a Senior Vice-President of
------------------
Cruttenden & Roth, Inc., an independent investment banking firm with headquarters in Orange County. He has over twelve years of business experience and served as the Divisional Vice-President of Paine Webber, Inc., responsible for Private Investment Sales in the Southern Pacific Division and as Second Vice-President for Shearson Lehman. Mr. Sample received his B.S. in Economics from California Polytechnic State University.

Ms. Pamela Smith R.N., Director.  Ms. Smith has been actively involved in the
----------------------
Healthcare Industry for over twenty years in the field of biological research and medicine. She was Director of Nursing and has held senior administrative positions in several healthcare facilities and was responsible for development and implementation of policy and procedures. Ms. Smith served on the advisory board for the Regional Opportunities Program for Orange County.

Mr. Alfred Flores, Director.  Mr. Flores is Senior Regional Vice-President of
------------------
the Voyageur Fund Distributors, Minneapolis. He has over twenty years of business experience as a stockbroker. He has been named "Wholesaler of The Year" by E. F. Hutton, and by Shearson Lehman. Recognized for his contributions to the community, Mr. Flores has received the University of California at Irvine's "Citation of Merit" award. He attended Louisiana State University and Tulane University, and received a Business Administration Degree from McNeese State University.

ITEM 6.  EXECUTIVE COMPENSATION

No Director or Officer presently receives any cash compensation for services rendered to the company. Salaries will be set and paid at such time as the Company's operations warrant such compensation. Salaries will be periodically reviewed in light of performance and profitability and will conform to accepted standards of other medical testing and biotechnology companies.

Each member of the Board of Directors receives 50,000 shares of the Company's Common Stock for each year of service. In 1996 Dr. Smith and Ms. Maestas each also received a one-time distribution of 150,000 shares of the Company's Common Stock for services to the Company during the preceding three years.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

No Director, Officer, Promoter, or Control Person is, or has been, in debt to the Company.

Henry J. Smith Ph.D. and Pamela J. Smith R.N. are married, and serve on the Board of Directors.

On 7/24/93 the Company acquired the technical expertise, intellectual property and marketing rights for the development of recombinant products from Recombinant Products International Inc. in exchange for 3,357,365 shares of the Company's common stock, par value $0.001 per share. On 9/1/93 the Company acquired the technical expertise, intellectual property, and marketing rights to a line of medical diagnostic assays from De Ferris Laboratories Inc. in exchange for 100,000 shares of the Company's common stock valued at $100,000. The Company's President, Dr. Henry Smith is the President and a major shareholder of both of these companies and as such was in a position to negotiate the terms of the acquisition agreements between the companies in which he has a controlling interest. On

9/1/93 the company also acquired the intellectual property and marketing rights to two novel procedures for Cancer Imaging and Cancer Therapy developed by Dr.
H. Smith in exchange for $100,000.

The Company also acquired on 11/17/1994, 180 acres of agricultural property in Bakersfield, California for its biopesticide testing program from Duarte Medical Associates in exchange for 450,000 shares of the Company's common stock valued at $225,000. Mr. Caleb Zia is Member of the Board and is also the General Partner of Duarte Medical Associates.

ITEM 8.  DESCRIPTION OF SECURITIES.

General
-------
The Company is authorized to issue 25,000,000 shares of class A common stock par value $0.001 of which 13,376,466 are issued and outstanding, and 5,000,000 shares of preferred stock par value $0.01 of which none are issued and outstanding.

Common Stock
------------

Shareholders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors without any preference. Holders of common stock are entitled to one vote per share. Cumulative voting is not allowed and thus holders of more than 50% of the shares voting for Directors can elect all Directors. The holders of common stock have no preference rights to purchase new issues of the securities of the Company.

Dividends may be paid if, and when, declared by the Board of Directors. All shares are non-assessable and fully paid.

The company has not, and does not anticipate paying any dividends on its common stock in the foreseeable future.

Upon liquidation or dissolution of the Company, holders of common stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts. There are no redemption, conversion or preemptive rights attached to the Common Stock.

Preferred Stock
---------------
The Board of Directors has the authority without action of the shareholders, to issue up to 5,000,000 shares of preferred stock in one or more series, and to designate the dividend rate, voting rights and other preferences and restrictions for each series which may be greater than the rights of the Common stock. The issuance of preferred stock may dilute the voting power of the Common stock and may restrict the payment of dividends to holders of Common stock as well as possible impairment of liquidity for the sale of common stock. There are presently no shares of preferred stock issued and outstanding.

Transfer Agent and Registrar.
-----------------------------
The Transfer Agent and Registrar for the Company is:
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204


Part II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The company's stock is traded over-the-counter on the Bulletin Board by the National Association of Securities Dealers (NASD) under the Symbol- "ADBI."

There are 6,323,740 free trading shares of the company's Class A common stock.

As of March 31, 1996 the High and Low Bids for the securities during the preceding two years were $3.00 and $1.00 respectively. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of March 31, 1996 there were 306 shareholders of the Company's common stock. The Company has not declared or paid any dividends on its stock, and does not anticipate declaring any dividends in the foreseeable future.

ITEM 2. LEGAL PROCEEDINGS.

Neither the Company, Director, or Officer is a party to any material legal proceeding or litigation which would impact the operations of the Company.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

On 1/8/96 the Company issued 851,001 shares of common stock, par value $0.001. Of these 750,000 shares were issued to Directors, and 101,001 shares were issued to other individuals as compensation for services to the company. On 10/28/95 the company issued 630,000 shares of common stock to acquire a 49% interest in the Laurinburg Group, Inc., a Nevada Corporation for investment purposes. On 6/24/95 the company issued 500,000 shares of common stock to E.M.G. Inc., a Nevada Corporation, to acquire the distribution rights to the haircare product in South Korea.

All the securities listed above are issued pursuant to Rule 144 and bear the customary restrictive legend.

"NO SALE, OFFER TO SELL OR TRANSFER OF THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL BE MADE UNLESS A REGISTRATION STATEMENT UNDER THE FEDERAL SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO SUCH SHARES IS THEN IN EFFECT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT IS THEN IN FACT APPLICABLE TO SUCH SHARES".

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Company has no provisions in its charter, by-laws or agreements to provide indemnification of its Directors and Officers.

PART F/S

The Independent Auditor's Report and the Financial Statements for the Six Months Ending 31 March 1996, for Six Months Ending 31 March 1995 and for Fiscal Years Ending 30 September 1995, 1994, and 1993 are included.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.
                              FINANCIAL STATEMENTS

                                 March 31, 1996

                       (with accountants' report thereon)

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                              FINANCIAL STATEMENTS

                                 March 31, 1996


Accountants' Report                                                       1

Financial Statements

  Balance Sheet - Assets                                                  2

Balance Sheet - Liabilities and Stockholders' Equity                      3

     Income Statements                                                    4

     Statement of Stockholders' Equity                                    5

     Statement of Cash Flows                                              7

Notes to the Financial Statements                                         8


                               M. S. FINKEL & CO.
                          CERTIFIED PUBLIC ACCOUNTANTS


      210 Grant Street                   (412)393-0805
      Suite I
      Pittsburgh, PA 15219               (310) 473-4700




                              ACCOUNTANTS' REPORT


To The Board of Directors and Stockholders of Allied Biotechnology International Inc.


We have audited the accompanying balance sheet of Allied Biotechnology International Inc. at March 31, 1996, and the related statements of income, stockholders' equity and cash flows for the period then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Allied Biotechnology International Inc. at March 31, 1996, and the results of its operations, stockholders' equity and cash flows for the period then ended, in conformity with generally accepted accounting principles.



Merle S. Finkel
Pittsburgh, Pennsylvania
August 30, 1996

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                                 BALANCE SHEET

                                    RESTATED

                                 MARCH 31, 1996


                                     ASSETS

Current assets
--------------
     Cash                                        3,433
     Inventory                                   1,269
                                                 -----
          Total current assets                                  4,702

Investment  (Note 3)                                        2,205,000


FURNITURE AND EQUIPMENT
-----------------------
Property and Equipment                          57,696
     Less: Accumulated depreciation            (24,876)
                                                ------
          Net Furniture and Equipment                          32,820

Other assets
------------
     Real Estate (note 1 (e))                  225,000
     Distribution rights, net of
          amortization  (note 1 (f))         1,275,000
                                             ---------
          Total Other Assets                                1,500,000
                                                            ---------

          Total Assets                                      3,742,522
                                                            =========

                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                                 BALANCE SHEET

                                    RESTATED

                                 MARCH 31,1996

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts payable                                52,487
     Note payable (Note 4)                           11,000
                                                     ------
           Total current Liabilities                                  63,487


Long-Term Liabilities
     Note payable (Note 4)                                            40,000
                                                                     -------
           Total Liabilities                                         103,487


Stockholders' Equity
Common Stock
     25,000,000 shares authorized @ $.001
     par value of which 13,376,466 were
     issued and outstanding at March 31,1996         13,376
Additional paid-in capital                        4,296,733
Accumulated (deficit)                              (671,074)
                                                  ---------
          Total Stockholders' Equity                               3,639,035
                                                                   ---------

          Total Liabilities and
          Stockholders' Equity                                     3,742,522
                                                                   =========


                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                               INCOME STATEMENTS

                                    RESTATED

                                                                           For the Period Ended
                                                                                 March 31
                                                                        -----------------------
                                                                             1996         1995
                                                                        ----------   ----------
Revenue
     Sales                                                                 240,333       19,000
     Cost of Sales                                                         122,246        6,270
                                                                        ----------   ----------
Gross Profit                                                               118,087       12,730
                                                                        ----------   ----------

Operating Expenses
     Amortization of distribution rights                                   150,000            0
     Depreciation                                                           15,722        2,012
     Advertising                                                             3,619          201
     Printing expense                                                       11,527        1,249
     Stock certificate handling                                                548            0
     Equipment rental                                                        2,558            0
     Bank charges                                                              482            0
     Tax and license                                                         2,914            0
     Marketing meetings                                                     20,273        3,124
     Freight and handling                                                    1,159            0
     Office expense                                                         16,444       12,953
     Telephone and utilities                                                 5,006            0
     Office staff                                                           10,702        5,175
     Professional fees                                                      14,219        7,358
     Rent                                                                   26,648        7,767
     Miscellaneous expense                                                   3,000        8,120
     Travel and entertainment                                               22,746        3,037
     Interest expense                                                        5,459            0
                                                                        ----------   ----------
Total Operating Expenses                                                   313,026       50,996
                                                                        ----------   ----------

Net (loss) for the period                                                 (194,939)     (38,266)
                                                                        ----------   ----------
Weighted average number of shares outstaning                            12,950,501   10,160,000
                                                                        ----------   ----------
Net (loss) per share                                                        $(.015)         Nil
                                                                        ==========   ==========

                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                          INCEPTION TO MARCH 31, 1996

                                    RESTATED

                                               Common Stock
                                            -------------------     Paid In     Accumulated    Stockholders'
                                              Shares     Amount     Capital       Deficit         Equity
                                            ----------   ------   ----------   ------------    -------------
October 24,1984
 1,750 shares issued
 to incorporators;
 on 6/6/88 a stock
 split of 3,429 for 1                        6,000,750    6,001      1,499                            7,500

September 30,1985 Net loss                                                          (7,483)          (7,483)
September 30,1986 Net loss                                                             (18)             (18)
September 30,1987 Net loss                                                          (1,528)          (1,528)
September 30,1988 Capital
  contribution                                                      10,665                           10,665
September 30,1988 Net loss                                                             (18)             (18)
September 30,1989 Net loss                                                             (18)             (18)
September 30,1990 Net loss                                                              -0-             -0-
September 30,1991 Net loss                                                              -0-             -0-
September 30,1992 Net loss                                                              -0-             -0-
                                            ----------   ------   ----------   ------------    -------------
Balance September 30, 1992                   6,000,750    6,001      12,164         (9,065)           9,100


Common stock issued to
  RPI shareholders                           3,357,365    3,357                                       3,357
Common stock issued to
 De Ferris                                     100,000      100      99,900                         100,000
Common stock sold                              602,375      602      87,541                          88,143
September 30,1993 Net loss                                                        (250,219)        (250,219)
                                            ----------   ------   ----------   ------------    -------------

Balance, September 30, 1993                 10,060,490   10,060     199,605       (259,284)         (49,619)

Common stock issued                            152,325      152     110,598                         110,750
September 30, 1994 Net loss                                                        (87,486)         (87,486)
                                            ----------   ------   ----------   ------------    -------------

Balance, September 30, 1994                 10,212,815   10,212     310,203       (346,770)         (26,355)

Common stock sold                              722,650      723      43,971                          44,694
Common stock issued for
 distributorship rights                        500,000      500   1,499,500                       1,500,000
Common stock issued for land                   450,000      450     224,550                         225,000

September 30, 1995 Net loss                                                       (129,365)        (129,365)
                                            ----------   ------   ----------   ------------    -------------
Balance, September 30, 1995                 11,885,465   11,885   2,078,224       (476,135)       1,613,974
                                            ==========   ======   =========    ============    =============

                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                          INCEPTION TO MARCH 31, 1996

                                    RESTATED
                                  (continued)

                                     Common Stock
                                --------------------         Paid In      Accumulated   Stockholders'
                                   Shares     Amount         Capital        Deficit        Equity
                                -----------   ------        ---------     -----------   ------------
Balance, September 30, 1995      11,885,465    11,885        2,078,224      (476,135)     1,613,974

October 28,1995-
     Common stock issued
     for investment                 630,000       630        2,204,370                    2,205,000

October 31, 1995-
     Common stock sold               10,000        10           14,990                       15,000

January 8, 1996 - stock issued      851,001       851             (851)                           0

Period Ended March 31,
     1996 Net loss                                                          (194,939)      (194,939)
                                -----------    ------        ---------      --------      ---------
Balance March 31, 1996           13,376,466    13,376        4,296,733      (671,074)     3,639,035
                                ===========    ======        =========      ========      =========


                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                            STATEMENT OF CASH FLOWS

                                    RESTATED

                                                                           For the Period Ended
                                                                                 March 31
                                                                        -------------------------
                                                                          1996          1995
                                                                        -------       --------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net (loss)                                                         (194,939)      (38,266)
     Adjustments to reconcile net loss to net cash
      used in operating activities:
          Amortization and depreciation                                  165,722         2,012
          Increase in accounts payable                                    37,223        19,002
          (Increase) in inventory                                         (1,269)            0
                                                                         -------      --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                  6,737       (17,252)
                                                                         -------      --------
CASH FLOWS FROM INVESTING ACTIVITIES

     (Increase) in property and equipment                                (30,529)            0
                                                                         -------      --------

NET CASH (USED) IN INVESTING ACTIVITIES                                  (30,529)            0
                                                                         -------      --------
CASH FLOWS FROM FINANCING ACTIVITIES

     (Decrease) in notes payable                                         (18,000)      (28,023)
     Sale of common stock                                                 15,000        44,694
     Decrease in loans receivable                                         25,244             0
                                                                         -------       -------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                 22,244        16,671
                                                                         -------       -------

NET INCREASE IN CASH                                                      (1,548)         (581)

CASH, BEGINNING OF PERIOD                                                  4,981           681
                                                                         -------       -------

CASH, END OF PERIOD                                                        3,433           100
                                                                         =======       =======

                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                        NOTES TO THE FINANCIAL STATEMENT

                                 March 31, 1996



Note 1    Summary of Significant Accounting Policies:
          ------------------------------------------

          This summary of significant accounting policies of ALLIED BIOTECHNOLOGY INTERNATIONAL INC. (a development stage company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

          (a)  Organization and Business Nature:
               --------------------------------

               Allied Biotechnology International Inc. was incorporated in the State of Nevada in October, 1984. The Corporation changed its name from Primary Metals Inc. on August 16, 1993 to Allied Biotechnology International Inc. The company intends to develop and manufacture genetically engineered products for the healthcare industry. The Company currently markets immunodiagnostic kits for hospitals and physicians' offices, laboratories and the general public. The company was a development stage company until the September 30, 1995 fiscal year, at which time its planned principal operations have commenced and there has been significant revenue therefrom.

          (b)  Depreciation and Amortization:
               ------------------------------

               Depreciation is provided by the straight-line method at rates calculated to amortize cost over the estimated useful lives of respective assets. Upon sale or retirement of the respective assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures, not anticipated to extend original asset lives, are charged to income as incurred.

          (c)  Equipment and Furniture:
               ------------------------

               Laboratory and office equipment are depreciated using the straight line method over the following estimated useful lives:
                         Laboratory Equipment            5 years
                         Office Equipment                5-7 years

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                        NOTES TO THE FINANCIAL STATEMENT

                                 March 31, 1996
                                  (continued)


     (d)  Intellectual Property
          ---------------------

          The company acquired technical and marketing rights from De Ferris Laboratories, Inc. for a line of medical diagnostic products developed in exchange for 100,000 shares of common stock. The transaction was valued at $100,000.

          The company also purchased for the sum of $100,000 intellectual property concerning a procedure for cancer imaging and cancer therapy. (See Note 4.)

          The value of the intellectual property costs were expensed in the year of acquisition.

     (e)  Real Property
          -------------

          The Company has acquired 180 acres of agricultural property in Bakersfield, California valued at $225,000 in exchange for 450,000 shares of the Company's stock. The property will be used to grow and field test a biopesticide plant extract that has a beneficial effect in protecting commercial crops from soil parasites. The property is expected to be utilized by the summer of 1997.

     (f)  Distribution Rights
          -------------------

          The Company has acquired the exclusive distribution rights for healthcare products in Korea in exchange for 500,000 shares of the Company's common stock. The distribution network in Korea currently has average monthly sales of $100,000, and sales of the Company's over the counter products are expected to increase the monthly sales volume.

          The distribution agreement, effective July 1, 1995, is for a period of five years. Management values the distribution rights at $1,500,000 based on the shares trading at $3.00 each. The cost is amortized over five years, the life of the Agreement, on the straight line basis.

     (g)  Fiscal Year:
          -----------

          The Company operates on a September 30 fiscal year.

     (h)  Basis of Operation:
          ------------------

          The Company prepares its financial statements and federal income taxes on the accrual basis of accounting.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                        NOTES TO THE FINANCIAL STATEMENT

                                 March 31, 1996
                                  (continued)
NOTE 2  STOCKHOLDERS' EQUITY:
        --------------------

        Upon incorporation, 2,500 shares of no par value Common Stock were authorized and 1,750 shares were issued. Effective June 6, 1988, the Company increased the number of shares authorized to 25,000,000, established a par value of $.001 a share, and effected a 3,429 for 1 stock split. All references in the Financial Statements to shares of Common Stock and per-share data reflect the June 6, 1988 changes.

        During fiscal 1993, the company acquired the intellectual property of Recombinant Products International Inc. ("Recombinant"), a California corporation that was developing genetically engineered products for the healthcare industry, in exchange for 3,357,365 shares of the Company's common stock.

        The stock issuance was agreed upon by the shareholders of the Company and Recombinant without the assignment of any valuation to the Company. All research and development was expensed by Recombinant.


Note 3  Investment:
        ----------

        On October 28, 1995 the Company purchased 49% of the stock of The Laurinburg Group, Inc. Laurinburg owns a 100,000 square foot building on
        5.31 acres of land which was previously operated as Scotland Memorial Hospital. Laurinburg also owns a 66 2/3% interest of Laurinburg Residential Care, LLC, a company formed to operate the new facility, but which is not yet operational.

        The investment is accounted for under the cost method and accordingly only recognizes dividends upon their receipt.

        The Company does not have managerial rights in the investment and the Company's 49% interest does not allow any control over financial or operating policies.

        In accordance with the provisions of FASB No. 121, the Company has reviewed the underlying asset held by the Laurinburg Group, Inc. Based on appraisals received by the Laurinburg Group, Inc., for the land and building, the value of the asset on the Laurinburg Group's books is already based on an amount lower than current market. In addition, the Laurinburg Group's option to change the use of the building to a residential retirement facility also provides a future value greater than the carrying cost of the investment held on the Company's books.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                        NOTES TO THE FINANCIAL STATEMENT

                                 March 31, 1996
                                  (continued)
NOTE 4  NOTE PAYABLE:
        -------------

        a) A $100,000 promissory note was issued to an officer and stockholder of the Company in exchange for intellectual property regarding the procedure for cancer imaging and cancer therapy. Although the note does not call for specific payments, management expects to fully pay the loan within the next fiscal year.

        b) A $40,000 loan was obtained on March 29, 1995 which was secured by the 180 acres of land. The note provides for monthly interest only payments through to its due date of April 15, 1998 at which time a balloon payment of the principal balance is due. The interest rate on the note is fifteen (15%) percent per annum.

NOTE 5  INCOME TAXES:
        -------------

        At March 31, 1996, the Company has a federal operating loss carry forward of $665,615 for financial accounting and federal income tax purposes. Utilization of the net operating loss in any taxable year during the carry forward period may be subject to an annual limitation due to the ownership change limitations imposed by the tax law.

        The net operating losses will expire at various dates commencing in the year 2000 through 2011.

        The deferred tax asset consists of the future benefit of net operating loss carry forwards. A valuation allowance limits the recognition of the benefit of deferred tax assets until realization is reasonably assured by future profitability.

        The following is a summary of deferred taxes:

                 Deferred asset                          226,300
                 Valuation allowance                    (226,300)
                                                        --------
                                                               0
                                                        ========

                                       27

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                       NOTES TO THE FINANCIAL STATEMENT

                                March 31, 1996

                                  (continued)

NOTE 6  FOREIGN SALES:
        --------------

        Sales by product type are classified under domestic and foreign sales for the period as follows:

                                   Six Month Period Ended
                                          March 31
                                  --------------------------
Product Type                          1996           1995
------------                          ----           ----
Personal Health Care
Domestic sales...................    29,333             0
Foreign sales....................   111,000        15,000
                                    -------        ------
                   Total.........   140,333        15,000
                                    -------        ------
Laboratory Supplies
Domestic sales...................     5,000         4,000
Foreign sales....................    95,000             0
                                    -------        ------
                   Total.........   100,000         4,000
                                    -------        ------
Domestic sales...................    34,333         4,000
Foreign sales....................   206,000        15,000
                                    -------        ------
                   Total sales...   240,333        19,000
                                    =======        ======

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                             FINANCIAL STATEMENTS

                      September 30, 1995, 1994, and 1993
                      (with accountants' report thereon)

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.
                             FINANCIAL STATEMENTS

                       September 30, 1995, 1994 and 1993

Accountants' Report                                            1

Financial Statements

    Balance Sheets - Assets                                    2

    Balance Sheets - Liabilities & Stockholders' Equity        3

    Statements of Operations                                   4

    Statement of Stockholders' Equity                          5

    Statements of Cash Flows                                   6

    Notes to the Financial Statements                          7


                              M. S. FINKEL & CO.
                         CERTIFIED PUBLIC ACCOUNTANTS

210 Grant Street                                                  (412) 393-0805
Suite I                                                           (310) 473-4700
Pittsburgh, PA 15219

                              ACCOUNTANTS' REPORT

To The Board of Directors and Stockholders of Allied Biotechnology International Inc.

We have audited the accompanying balance sheet of Allied Biotechnology International Inc. at September 30, 1995, 1994 and 1993 (restated) and the related statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Allied Biotechnology International Inc. for the years listed above, and the results of its operations, stockholder's equity and cash flows for the years then ended, in conformity with generally accepted accounting principles.



-----------------------------
Merle S. Finkel
Pittsburgh, Pennsylvania
August 30, 1996

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                                BALANCE SHEETS
                                   RESTATED

                                    ASSETS



                                                  September 30
                                      -----------------------------------------
                                         1995          1994            1993
                                      -----------------------------------------

Current Assets
--------------

Cash                                      4,981             681          2,257
Loan receivable                          25,244               0              0
Prepaid expenses                              0               0          9,100
                                      ---------         -------        -------
     Total Current Assets                30,225             681         11,357
                                      ---------         -------        -------

Furniture and Equipment
-----------------------

Furniture and Equipment                  27,167          26,117         18,617
Less: Accumulated depreciation           (9,154)         (5,130)        (1,104)
                                      ---------         -------        -------

     Net Furniture and Equipment         18,013          20,987         17,513
                                      ---------         -------        -------

Other Assets
------------

Real estate (Note  1(e))                225,000               0              0
Distribution rights, net              1,425,000               0              0
                                      ---------         -------        -------

     Total Other Assets               1,650,000               0              0
                                      ---------         -------        -------

     Total Assets                     1,698,238          21,668         28,870
                                      =========         =======        =======




                  The accompanying notes are an integral part
                         of these financial statements

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                                 BALANCE SHEETS
                                    RESTATED

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

                                                         September 30
                                               ----------------------------------------
                                                 1995              1994          1993
                                               ---------          --------     --------
Current Liabilities
-------------------

Accounts payable                                  15,264                 0            0
Note payable (Note 3)                             29,000            48,023       78,489
                                               ---------          --------     --------


     Total Current liabilities                    44,264            48,023       78,489
                                               ---------          --------     --------

Long-Term Liabilities
---------------------

Note payable (note 3)                             40,000                 0            0
                                               ---------          --------     --------

     Total Liabilities                            84,264            48,023       78,489
                                               ---------          --------     --------

Stockholders' Equity
--------------------

Common stock, par value $.001
     per share; authorized
     25,000,000 shares; issued and
     outstanding 11,885,465 at
     September 30,1995; 10,212,815
     at September 30,1994; and
     10,060,490 at September 30,
     1993.                                        11,885            10,212       10,060
Additional paid in capital                     2,078,224           310,203      199,605
Accumulated deficit                             (476,135)         (346,770)    (259,284)
                                               ---------          --------     --------

     Total Stockholders' equity                1,613,974           (26,355)     (49,619)
                                               ---------          --------     --------

     Total Liabilities and
     Stockholders' equity                      1,698,238            21,668       28,870
                                               =========          ========     ========

                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                           STATEMENTS OF OPERATIONS
                                   RESTATED

                                                          September 30,
                                              -------------------------------------
                                                 1995         1994          1993
                                              -----------  ----------    ----------
Revenue:
     Sales                                        100,450           0         1,175
                                               ----------  ----------    ----------

Cost of Goods Sold                                (18,247)          0             0
                                               ----------  ----------    ----------
Gross Profit                                       82,203           0         1,175
                                               ----------  ----------    ----------
Expenses:
     Amortization of distribution rights           75,000           0             0
     Research and development                           0           0       200,000
     Depreciation expense                           4,024       4,026         1,104
     Lab supplies                                  12,487      12,403         4,736
     Marketing expenses                            10,227      17,187         6,375
     Office expenses                               19,580       6,526           515
     Office staff                                   7,994           0             0
     Other expenses                                 9,222       9,298         3,106
     Printing                                      15,111           0             0
     Professional fees                             11,470      19,117        26,650
     Rent                                          40,866      10,323         5,653
     Telephone and utilities                        2,475       1,489         1,266
                                               ----------  ----------    ----------
          Total Expenses                          208,456      80,369       249,405
                                               ----------  ----------    ----------
Net (Loss) from operations                       (126,253)    (80,369)     (248,230)
                                               ----------  ----------    ----------
Interest (Expense)                                 (3,112)     (7,117)       (1,989)
                                               ----------  ----------    ----------
Net (Loss)                                       (129,365)    (87,486)     (250,219)
                                               ----------  ----------    ----------
Weight Average Number
  of Shares Outstanding                        11,067,675  10,158,680     6,000,750
                                               ==========  ==========     =========

Net (Loss) Per Share                                $(.01)        Nil          (.04)
                                               ==========  ==========     =========

                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
                        INCEPTION TO SEPTEMBER 30, 1995

                                    RESTATED

                                                Common Stock
                                            -------------------    Paid In     Accumulated     Stockholders'
                                              Shares     Amount    Capital       Deficit          Equity
                                            ----------   ------   ----------   -----------     -------------
October 24,1984
 1,750 shares issued
 to incorporators;
 on 6/6/88 a stock
 split of 3,429 for 1                        6,000,750    6,001       1,499                           7,500

September 30,1985 Net loss                                                          (7,483)          (7,483)
September 30,1986 Net loss                                                             (18)             (18)
September 30,1987 Net loss                                                          (1,528)          (1,528)
September 30,1988 Capital
  contribution                                                       10,665                          10,665
September 30,1988 Net loss                                                             (18)             (18)
September 30,1989 Net loss                                                             (18)             (18)
September 30,1990 Net loss                                                             -0-              -0-
September 30,1991 Net loss                                                             -0-              -0-
September 30,1992 Net loss                                                             -0-              -0-
                                            ----------   ------   ----------   -----------     ------------
Balance September 30, 1992                   6,000,750    6,001      12,164        ( 9,065)           9,100

Common stock issued to
  RPI shareholders                           3,357,365    3,357                                       3,357
Common stock issued to
 De Ferris                                     100,000      100      99,900                         100,000
Common stock sold                              602,375      602      87,541                          88,143
September 30,1993 Net loss                                                        (250,219)        (250,219)
                                            ----------   ------   ----------   -----------     ------------
Balance, September 30, 1993                 10,060,490   10,060     199,605       (259,284)         (49,619)

Common stock issued
September 30, 1994 Net loss                                                        (87,486)         (87,486)
                                            ----------   ------   ----------   -----------     ------------
Balance, September 30,1994                  10,212,815   10,212     310,203       (346,770)         (26,355)
Common stock sold                              722,650      723      43,971                          44,694
Common stock issued for
 distributorship rights                        500,000      500   1,499,500                       1,500,000
Common stock issued for land                   450,000      450     224,550                         225,000
September 30, 1995 Net loss                                                       (129,365)        (129,365)
                                            ----------   ------   ----------   -----------     ------------
Balance, September 30, 1995                 11,885,465   11,885   2,078,224       (476,135)       1,613,974
                                            ==========   ======   ==========   ===========     ============

                  The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                            STATEMENTS OF CASH FLOWS
                                    RESTATED

                                                             September 30,
                                                ------------------------------------
                                                   1995         1994         1993
                                                ---------     ---------    ---------
CASH FLOWS FROM OPERATING
     ACTIVITIES
     Net Loss                                     (129,365)      (87,486)    (250,219)
     Adjustments to reconcile net loss to
       net cash used in operating activities:
          Amortization and depreciation             79,024         4,026        1,104
          Decrease in prepaid expenses                   0         9,100            0
          Increase in accounts payable              15,264             0            0
                                                  --------      --------     --------
NET CASH USED IN OPERATING ACTIVITIES:             (35,077)      (74,360)    (249,115)
                                                  --------      --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
          (Increase) in equipment                   (1,050)       (7,500)    (218,617)
                                                  --------      --------     --------
CASH FLOWS USED IN INVESTING ACTIVITIES:            (1,050)       (7,500)    (218,617)
                                                  --------      --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase (decrease) in notes payable           20,977       (30,466)      78,489
     Sale of common stock                           44,694       110,750      191,500
     (Increase) in loans receivable                (25,244)            0            0
                                                  --------      --------     --------
NET CASH PROVIDED BY
     FINANCING ACTIVITIES:                          40,427        80,284      269,989
                                                  --------      --------     --------
NET INCREASE IN CASH                                 4,300        (1,576)       2,257
CASH, BEGINNING OF PERIOD                              681         2,257            0
                                                  --------      --------     --------
CASH, END OF PERIOD                                  4,981           681        2,257
                                                  ========      ========     ========

                   The accompanying notes are an integral part
                         of these financial statements.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                        NOTES TO THE FINANCIAL STATEMENT

                               September 30, 1995

Note 1  Summary of Significant Accounting Policies:
        ------------------------------------------

This summary of significant accounting policies of ALLIED BIOTECHNOLOGY INTERNATIONAL INC. (a development stage company) in presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

(a)  Organization and Business Nature:
     ---------------------------------

     Allied Biotechnology International Inc. was incorporated in the State of Nevada in October, 1984. The Corporation changed its name from Primary Metals Inc. on August 16, 1993 to Allied Biotechnology International Inc. The company intends to develop and manufacture genetically engineered products for the healthcare industry. The Company currently markets immunodiagnostic kits for hospitals and physicians' offices, laboratories
     and the general public   The company was a development stage company until
     the September 30, 1995 fiscal year, at which time its planned principal operations have commenced and there has been significant revenue therefrom.

(b)  Depreciation and Amortization:
     ------------------------------

     Depreciation is provided by the straight-line method at rates calculated to amortize cost over the estimated useful lives of respective assets. Upon sale or retirement of the respective assets, the related cost and accumulated depreciation are eliminated from the accounts, and gains or losses are reflected in income. Repair and maintenance expenditures, not anticipated to extend original asset lives, are charged to income as incurred.

(c)  Equipment and Furniture:
     ------------------------

     Laboratory and office equipment are depreciated using the straight line method over the following estimated useful lives:
     Laboratory Equipment      5 years
     Office Equipment          5-7 years

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                        NOTES TO THE FINANCIAL STATEMENT

                               September 30, 1995
                                  (continued)

(d)  Intellectual Property:
     ----------------------

     The company acquired technical and marketing rights from Dc Ferris Laboratories, Inc. for a line of medical diagnostic products developed in
     exchange for 100,000 shares of common stock.   The transaction was valued
     at $100,000.

     The company also purchased for the sum of $100,000 intellectual property concerning a procedure for cancer imaging and cancer therapy. (See Note 3)

     The value of the intellectual property costs were expensed in the year of acquisition.

(e)  Real Property:
     --------------

     The Company has acquired 180 acres of agricultural property in Bakersfield, California valued at $225,000 in exchange for 450,000 shares of the Company's stock. The property will be used to grow and field test a biopesticide plant extract that has a beneficial effect in protecting commercial crops from soil parasites.


(f)  Distribution Rights:
     --------------------

     The Company has acquired the exclusive distribution rights for healthcare products in Korea in exchange for 500,000 shares of the Company's common stock. The distribution network in Korea currently has average monthly sales of $100,000, and sales of the Company's over the counter products are expected to increase the monthly sales volume.

     The distribution agreement, effective July 1, 1995, is for a period of five years. Management values the distribution rights at $1,500,000 based on the shares trading at $3.00 each. The cost is amortized over five years, the life of the Agreement, on the straight line basis.

(g)  Fiscal Year:
     -----------

     The Company operates on a September 30 fiscal year.

(h)  Basis of Operation:
     ------------------

     The Company prepares its financial statements and federal income taxes on the accrual basis of accounting.

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

                        NOTES TO THE FINANCIAL STATEMENT

                               September 30, 1995
                                  (continued)

Note 2  Stockholders' Equity:
        ---------------------

        Upon incorporation, 2,500 shares of no par value Common Stock were authorized and 1,750 shares were issued. Effective June 6, 1988, the Company increased the number of shares authorized to 25,000,000, established a par value of $.001 a share, and effected a 3,429 for 1 stock split. All references in the Financial Statements to shares of Common Stock and per-share data reflect the June 6, 1988 changes.

        During fiscal 1993, the company acquired the assets of Recombinant Products International Inc., a California corporation that was developing genetically engineered products for the healthcare industry, in exchange of 3,357,365 shares of the Company's common stock.

        The stock issuance was agreed upon by the shareholders of the Company and Recombinant without the assignment of any valuation to the Company. All research and development was expensed by Recombinant.



Note 3  Note Payable:
        ------------

a) A $100,000 promissory note was issued to an officer and stockholder of the Company in exchange for intellectual property regarding the procedure for cancer imaging and cancer therapy. Although the note does not call for specific payments, management expects to fully pay the loan within the next fiscal year.

b) A $40,000 loan was obtained on March 29, 1995 which was secured by the 180 acres of land. The note provides for monthly interest only payments through to its due date of April 15, 1998 at which time a balloon payment of the principal balance is due. The interest rate on the note is fifteen (15%) percent per annum.

                                    PART III

                           ITEM 1. INDEX TO EXHIBITS.

  1. Certificate of Incorporation "Partners America, Ltd. Inc." p. 41
  2. Articles of Incorporation "Partners America, Ltd. Inc." p. 42
  3. Amendment for name change to "Primary Metals, Inc." p. 44
  4. Amendment for name change to "Allied Biotechnology International, Inc.
          p. 45
  5. By-Laws of "Allied Biotechnology International, Inc." p. 46
  6. Allied Biotechnology International, Inc. Specimen Share Certificate. p. 58
  7. Specimen Distribution Contract. p. 59



                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                    ALLIED BIOTECHNOLOGY INTERNATIONAL, INC.
                                  (Registrant)



Date  09/30/96           By /s/  Henry J. Smith
      -----------           ------------------------------------
                         Henry J. Smith, President
                         Allied Biotechnology International, Inc.

 STATE OF NEVADA            (seal)                          DEPARTMENT OF STATE


I, WM. D. SWACKHAMER, Secretary of State of the State of Nevada, do hereby certify that

                           PARTNERS AMERICA LTD. INC.

did on the twenty-fourth day of October, 1984 file in this office the original Articles of Incorporation: that said Articles are now on file and of record in the office of the Secretary of State of the State of Nevada, and further, that said Articles contain all the statement of facts required by the law of the said State of Nevada.

IN WITNESS WHEREOF, I have set my hand and affixed the Great Seal of State, at my office in Carson City; Nevada, this Twenty-fourth day of October, A.D. 1984.

                                    WM.Swackhamer
                                    Secretary of State

THE OFFICE OF THE
SECRETARY OF STATE
STATE OF NEVADA
OCT 24 1984
                          ARTICLES OF INCORPORATION OF

                           PARTNERS AMERICA LTD  INC.

FIRST:  The name of this corporation shall be

          PARTNERS AMERICA, LTD  INC.

SECOND: The place where its principal office is to be located is 605 Oakmount Avenue, in the City of Las Vegas, County of Clark, State of Nevada, and the resident agent in charge thereof is Pauline Wallach, whose address is 605 Oakmount Avenue, Las Vegas, Nevada, but this corporation may maintain an office or offices in such other place or places as may be from time to time, fixed by its Board of Directors or as may be fixed by the Bylaws of the corporation.

THIRD: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes.

FOURTH: The total number of shares of stock which the corporation shall have authority to issue is Two Thousand Five Hundred (2,500), Common; all of such shares are without par value.

FIFTH: The capital stock of the corporation shall not be subject to assessment.

SIXTH: The members of the governing Board of this corporation shall be styled "Directors", and the number of its first Board of Directors shall be one (1); provided, however, that the Board of Directors may at any meeting by resolution, increase the number of such directors or decrease their number in such manner as shall be provided by the Bylaws of this corporation.

The name and address of the Director is as follows:

Robert Dultz
Post Office Box 4500
Palm Springs, California 92263

The initial number of stockholders shall be less than three.

SEVENTH: The name and address of the original incorporator is as follows:

          NAME                                ADDRESS
          ----                                -------
          Robert Dultz                 Post Office Box 4500
                                       Palm Springs, California 92263

EIGHTH: The period of the existence of said corporation shall be unlimited.

NINTH: The private property of the stockholders, directors and officers shall not be subject to the payment of corporate debts to any extent whatever.

TENTH: The corporation reserves the right to amend, alter or repeal any provisions contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, I have hereunto set my hand and seal this 22nd day of October, 1984.


                                                             Robert Dultz
STATE OF CALIFORNIA       )
                          )SS.
COUNTY OF LOS ANGELES     )

BE IT REMEMBERED, that on this 22nd day of October, 1984, before me, a Notary Public in and for the said County and State, personally appeared Robert Dultz, known to me to be the person described in and who executed the foregoing instrument, who acknowledged to me that he executed the same freely and voluntarily and for the uses and purposes therein mentioned.

                                      Charles Baclet
                                      NOTARY PUBLIC-CALIFORNIA

                            CERTIFICATE OF AMENDMENT

                                       TO

                           ARTICLES OF INCORPORATION

                                       OF

                          PARTNERS AMERICA LTD., INC.

          We the undersigned as Carl W. 0'Baugh, president and Robert Dultz, Secretary of Partners America Ltd., Inc. do hereby certify:

          That the Board of Directors of said corporation at a meeting duly convened and held on the 22nd day of January 1987, adopted a resolution to amend the original Articles as follows:

          Article I shall be amended to read as follows:

                              PRIMARY METALS, INC.

          The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 1,750; that the said change and amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.


Signed by:
          Carl W. O'Baugh, President

          Robert Dultz, Secretary


STATE OF CALIFORNIA
(Individual Acknowledgment)

County of Riverside
On this 20 day of June in the year 1988 , before me, the undersigned, a Notary Public in and for said County and State, personally appeared CARL W. O'BAUGH AND ROBERT DULTZ -personally known to me (or proved to me on the basis of satisfactory evidence) to be the persons whose names are subscribed to this instrument and acknowledged that they executed it.

WITNESS my hand and official seal.

NOTARY PUBLIC IN AND FOR SAID COUNTY AND STATE                     (NOTARY SEAL)

          FILED

IN THE OFFICE OF THE

SECRETARY OF STATE

 STATE OF NEVADA
   OCT 24 1984
                            CERTIFICATE OF AMENDMENT
                                       TO
                           ARTICLES OF INCORPORATION
                                       OF
                              PRIMARY METALS, INC.

We the undersigned as President and Secretary of Primary Metals do hereby certify:

That the Board of Directors of said corporation at a meeting duly convened and held on the 5th day of May, 1993, adopted a resolution to amend the original Articles of Incorporation as follows:

ARTICLE ONE SHALL BE AMENDED TO READ AS FOLLOWS:
The new name of this corporation shall be:

ALLIED BIOTECHNOLOGY INTERNATIONAL INC.

The number of shares of the corporation outstanding and entitled to vote on an amendment to the Articles of Incorporation is 6,000,750; that the said change and amendment has been consented to and approved by a majority vote of the stockholders holding at least a majority of each class of stock outstanding and entitled to vote thereon.

Signed by:
       Henry J. Smith, President

       Geraldine V. Maestas, Secretary


STATE OF CALIFORNIA COUNTY OF LOS ANGELES

On 10 Aug, 1993, personally appeared before me a Notary Public, Henry J. Smith and Geraldine Maestas, who acknowledged that they executed the above instrument. STAMP OR SEAL OF NOTARY.
                                         Signature of Notary Public
AUG 13 1993
Secretary of State

                   IN A MEETING OF STOCKHOLDERS ON 5-5-1993,
                            APPROVED AMENDED BY LAWS
                                      OF
                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.
                             (A NEVADA CORPORATION)
                                   ARTICLE I
                            MEETING OF STOCKHOLDERS

SECTION 1.
The annual meeting of the stockholders of the Company shall be held at its principal headquarters on the 24th day of October in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, or at a location and time as designated by the Board of Directors evidenced by their notice of meeting, for the purpose of electing directors of the company to serve during the ensuing year and for the transaction of such other business as may be brought before the meeting.

At least five days' written notice specifying the time and place, when and where, the annual meeting shall be convened, shall be mailed in a United States Post Office addressed to each of the stockholders of record at the time of issuing the notice at his or her, or its, address last known, as the same appears on the books of the company.

Nevertheless, a failure to give such notice, or any irregularity in such notice, shall not affect the validity of annual meetings or any of the proceedings had at such meeting, and in such event these By-laws shall be, and shall be deemed to be, sufficient notice of-such meeting without requirement of further notice.

SECTION 2.
Special meetings of the stockholders may be held at the office of the company in the State of Nevada, or elsewhere, whenever called by the President, or by the Board of Directors, or by vote of, or by an instrument in writing signed by the holders of 51% of the issued and outstanding capital stock of the company. At least ten days' written notice of such meeting, specifying the day and hour and place, when and where such meeting shall be convened, and the objects for calling the same, shall be mailed in the United States Post Office, addressed to each of the stockholders of record at the time of issuing the notice, at his or her or its address last known, as the same appears on the books of the company. If all the stockholders of the company shall waive notice of special meeting, no notice of such meeting shall be required, and whenever all the stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice and at such meeting any corporate action may be taken.

The written certificate of the officer or officers calling any special meeting setting forth the substance of the notice,, and the time and place of the mailing of the same to the several stockholders, and the respective addresses to which the same were mailed, shall be prima facie evidence of the manner and fact of the calling and giving such notice.

If the address of any stockholder does not appear upon the books of the company, it will be sufficient to address any notice to such stockholder at Las Vegas, Nevada.

SECTION 3.
All business lawful to be transacted by the stockholders of the company, may be transacted at any special meeting or at any adjournment thereof. Only such business,, however, shall be acted upon at special meeting of the stockholders as shall have been referred to in the notice calling such meetings, but at any stockholders' meeting at which all of the outstanding capital stock of the company is represented, either in person or by proxy, any lawful business may be transacted, and such meeting shall be valid for all purposes.

SECTION 4.
At all stockholders' meetings the holders of Fifty-one percent (51%) in the amount of the entire issued and outstanding capital stock of the company, shall constitute a quorum for all the purposes of such meetings.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend, in person or by proxy, at the time and place fixed by these Bylaws for any annual meeting, or fixed by a notice as above provided for a special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn from time to time without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called.

SECTION 5.
At each meeting of the stockholders every stockholder shall be entitled to vote in person or by his duly authorized proxy appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney. Each stockholder shall have one vote for each share of stock standing registered in his or her or its name on the books of the corporation, ten days preceding the day of such meeting. The votes for directors, and upon demand by any stockholder, the votes upon any question before the meeting, shall be by viva voce.

At each meeting of the stockholders, a full, true and complete list, in alphabetical order, of all the stockholders entitled to vote at such meeting, and indicating the number of shares held by each, certified by the Secretary of the Company, shall be furnished, which list shall be prepared at least ten days before such meeting, and shall be open to the inspection of the stockholders, or their agents or proxies, at the place where such meeting is to be held, and for ten days prior thereto. only the persons in whose names shares of stock are registered on the books of the company for ten days preceding the date of such meeting, as evidenced by the list of stockholders so furnished, shall be entitled to vote at such meeting. Proxies and powers of attorney to vote must be filed with the Secretary of the Company before an election or a meeting of the stockholders, or they cannot be used at such election or meeting.

SECTION 6.
At each meeting of the stockholders the polls shall be opened and closed; the proxies and ballots issued, received, and be taken in charge of, for the purpose of the meeting, and all questions touching the qualifications of voters and the validity of proxies, and the acceptance or rejection of votes, shall be decided by two inspectors. Such inspectors shall be appointed at the meeting by the presiding officer of the meeting.

SECTION 7
At the stockholders' meetings, the regular order of business shall be as follows:

             1. READING AND APPROVAL OF THE MINUTES OF PREVIOUS MEETING OR MEETINGS;

             2. REPORTS OF THE BOARD OF DIRECTORS, THE PRESIDENT, TREASURER AND SECRETARY OF THE COMPANY IN THE ORDER NAMED;

             3.  REPORTS OF COMMITTEE;

             4.  ELECTION OF DIRECTORS;

             5.  UNFINISHED BUSINESS;

             6.  NEW BUSINESS;

             7.  ADJOURNMENT;


                                   ARTICLE II
                          DIRECTORS AND THEIR MEETINGS

SECTION 1.
The Board of Directors of the company shall consists of 1 to 15 persons who shall be chosen by the stockholders annually, at the annual meeting of the Company, and who shall hold office for one year, and until their successors are elected and qualify.

SECTION 2.
When any vacancy occurs among the Directors by death, resignation, disqualification or other cause, the stockholders, at any regular or special meeting, or at any adjourned meeting thereof, or the remaining Directors, by the affirmative vote of a majority thereof, shall elect a successor to hold office for the unexpired portion of the term of the Director whose place shall have become vacant and until his successor shall have been elected and shall qualify.

SECTION 3.
Meeting of the Directors may be held at the principal office of the company in the State of Nevada, or elsewhere, at such place or places as the Board of Directors may, from time to time, determine.

SECTION 4.
Without notice or call, the Board of Directors shall hold its first annual meeting for the year immediately after the annual meeting of the stockholders or immediately after the election of Directors at such annual meeting.

Regular meetings of the Board of Directors shall be held in its principal headquarters on the 24th day of October in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, or at a location and time as designated by the Board of Directors. Notice of such regular meetings shall be mailed to each Director by the Secretary at least five days previous to the day fixed for such meetings, but no regular meeting shall be held void or invalid if such notice is not given, provided the meeting is held at the time and place fixed by these By-laws for holding such regular meetings.

Special meetings of the Board of Directors may be held on the call of the President or Secretary on at least five day's notice by mail to Directors.

Any meeting of the Board, no matter where held, at which all of the members shall be present, even though without or of which notice shall have been waived by all absentees, provided a quorum shall be present, shall be valid for all purposes unless otherwise indicated in the notice calling the meeting or in the waiver of notice.

Any and all business may be transacted by any meeting of the Board of Directors, either regular or special.

SECTION 5.
A majority of the Board of Directors in office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there be less than a quorum present, a majority of those present may adjourn from time to time, until a quorum shall be present, and no notice of such adjournment shall be required. The Board of Directors may prescribe rules not in conflict with these By-laws for the conduct of its business; provided, however, that in the fixing of salaries of the officers of the corporation, the unanimous action of all of the Directors shall be required.

SECTION 6.
A Director need not be a stockholder of the corporation.

SECTION 7.
The Directors shall be allowed and paid all necessary expenses incurred in attending any meeting of the
Board, but shall not receive any compensation for their services as Directors until such time as the company is able to declare and pay dividends on its capital stock.

SECTION 8.
The Board of Directors shall make a report to the stockholders at annual meetings of the stockholders of the condition of the company, and shall, on request, furnish each of the stockholders with a true copy thereof.

The Board of Directors in its discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders called for the purpose of considering any such contract or act, which, if approved, or ratified by the vote of the holders of a majority of the capital stock of the company represented in person or by proxy at such meeting, provided that a lawful quorum of stockholders be there represented in person or by proxy, shall be valid and binding upon the corporation and upon all the stockholders thereof, as if it had been approved or ratified by every stockholder of the corporation.

SECTION 9.
The Board of Directors may, by resolution passed by a majority of the whole Board, designate an Executive Committee. This Committee shall consist of two or more members besides the President of the company, who by virtue of his office, shall be a member and the chairman thereof. The Committee shall in the interim between the meetings of the Board, exercise all powers of that body in accordance with the general policy of the corporation and under the direction of the Board of Directors. It shall also attend to and supervise all the financial operations of the Company, and shall examine and audit all the accounts of the company at the close of each fiscal year, and at such other times as it may deem necessary. The Secretary of the company shall be the Secretary of the Committee and shall attend its meetings, and its meetings shall be held on the call of the President. All members of the Committee must be given at least two days' notice of meetings either by mail or telegraph or by personal communication, either over the telephone or otherwise. A majority of the members of the Committee shall constitute a quorum. The Committee shall keep due records of all meetings and actions of the Committee, and such records shall at all times be open to the inspection of any Director.

SECTION 10.
The Board of Directors is invested with the complete and unrestrained authority in the management of all the affairs of the company, and is authorized to exercise for such purpose as the General Agent of the Company, its entire corporate authority.

SECTION 11.
The regular order of business at meetings of the Board of Directors shall be as follows:

     l.   READING AND APPROVAL OF THE MINUTES OF ANY PREVIOUS MEETING OR
          MEETINGS;

     2.   REPORTS OF OFFICERS AND COMMITTEEMEN;

     3.   ELECTION OF OFFICERS;

     4.   UNFINISHED BUSINESS;

     5.   NEW BUSINESS;

     6.   ADJOURNMENT


                                  ARTICLE III
                           OFFICERS AND THEIR DUTIES

SECTION 1.
The Board of Directors, at its first meeting after the annual meeting of stockholders, shall elect a President, a Vice President, a Secretary and a Treasurer, to hold office for one year next coming, and until their successors are elected and qualify. The President and Vice President shall be members of the Board of Directors. The Treasurer and Secretary need not be Directors; the offices of the Secretary and Treasurer may be held by one person.

Any vacancy in any of said offices may be filled by the Board of Directors.

The Board of Directors may from time to time, by resolution, appoint such additional Vice Presidents and additional Assistant Secretaries, Assistant Treasurer and Transfer Agents of the company as it may deem advisable; prescribe their duties, and fix their compensation, and all such appointed officers shall be subject to removal at any time by the Board of Directors. All officers, agents and factors of the company shall be chosen and appointed in such manner and shall hold their office for such terms as the Board of Directors may be resolution prescribe.

SECTION 2.
The President shall be the executive officer of the company and shall have the supervision and, subject to the control of the Board of Directors, the direction of the Company's affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the company. He shall be a member of the Executive Committee, and the Chairman thereof; he shall preside at all meetings of the Board of Directors, and at all meetings of the stockholders, and shall sign the Certificates of Stock issued by the Company, and shall perform such other duties as shall be prescribed by the Board of Directors.

SECTION 3.
The Vice President shall be vested with all the powers and perform all the duties of the President in his absence or inability to act, including the signing of the Certificates of Stock issued by the company, and he shall so perform such other duties as shall be prescribed by the Board of Directors.

SECTION 4.
The Treasurer shall have the custody of all the funds and securities of the company. When necessary or proper he shall endorse on behalf of the company for collection checks, notes, and other obligations; he shall deposit all moneys to the credit of the company in such bank or banks or other depository as the Board of Directors may designate; he shall sign all receipts and vouchers for payments made by the company, except as herein otherwise provided; he shall jointly with such other officer as shall be designated by these By-laws, sign all checks made by the company, and shall pay out and dispose of the same under the direction of the Board of Directors. He shall sign with the President all bills or exchange and promissory notes of the company; he shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidences of debts, securities, and such other property belonging to the company as the Board of Directors shall designate; he shall sign all papers required by law or by those By-laws or the Board of Directors to be signed by the Treasurer. Whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly in the books of the company to be kept by him for the purpose, full and accurate accounts of all moneys received and paid by him on account of the company. He shall at all reasonable times exhibit the books of account to any Directors of the company during business hours, and he shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors.

The Treasurer shall, if required by the Board of Directors, give bond to the company conditioned for the faithful performance of all his duties as Treasurer in such sum, and with such security as shall be approved by the Board of Directors, the expense of such bond to be borne by the company.

SECTION 5.
The Board of Directors may appoint an Assistant Treasurer who shall have such powers and perform such duties as may be prescribed for him by the Treasurer of the company or by the Board of Directors, and the Board of Directors shall require the Assistant Treasurer to give a bond to the company in such sum and with such security as it shall approve, and conditioned for the faithful performance of his duties as Assistant Treasurer, the expense of such bond to be borne by the company.

SECTION 6.
The Secretary shall keep the Minutes of all meetings of the Board of Directors and the Minutes of all meetings of the stockholders and of the Executive Committee in books provided for that purpose. He shall attend to the giving and serving of all notices of the company; he may sign with the President or a Vice President, in the name of the Company, all contracts authorized by the Board of Directors or Executive Committee; he shall affix the corporate seal of the company thereto when so authorized by the Board of Directors or Executive Committee; he shall have the custody of the corporate seal of the company; he shall affix the corporate seal to all certificates of stock duly issued by the company; he shall have charge of the stock Certificate Books, Transfer Books and Stock Ledgers, and such other books and papers as the Board of Directors or the Executive Committee may direct, all of which shall at all reasonable times be open to the examination of any Director upon application at the office of the company during business hours, and he shall, in general, perform all the duties incident to the office of Secretary.

SECTION 7.
The Board of Directors may appoint an Assistant Secretary who shall have such powers and perform such duties as may be prescribed for him by the Secretary of the company or by the Board of Directors.

SECTION 8.
Unless otherwise ordered by the Board of Directors, the President shall have full power and authority in behalf of the company to attend and to act and to vote at any meetings of the stockholders of any corporation in which the company may hold stock, and at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which as the new owner thereof, the company might have possessed and exercised if present. The Board of Directors, by resolution, from time to time, may confer like powers on any person or persons in place of the President to represent the company for the purposes in this section mentioned,


                                   ARTICLE IV
                                 CAPITAL STOCK

SECTION 1.
The capital stock of the company shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

SECTION 2.
Ownership of stock in the company shall be evidenced by certificates of stock in such forms as shall be prescribed by the Board of Directors, and shall be under the seal of the company and signed by the President or the Vice President and also by the Secretary or by an Assistant Secretary.

All certificates shall be consecutively numbered; the name of the person owing the shares represented thereby with the number of such shares and the date of issue shall be entered on the company's books.

No certificates shall be valid unless it is signed by the President or Vice President and by the Secretary or Assistant Secretary.

All certificates surrendered to the company shall be canceled and no new certificate shall be issued until the former certificate for the same number of shares shall have been surrendered or canceled.

SECTION 3.
No transfer of stock shall be valid as against the company except on surrender and cancellation of the certificate therefor, accompanied by an assignment or transfer by the owner therefor, made either in person or under assignment, a new certificate shall be issued therefor.

Whenever any transfer shall be expressed as made for collateral security and not absolutely, the same shall be so expressed in the entry of said transfer on the books of the company.

SECTION 4.
The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the company.

The Board of Directors may appoint a transfer agent and a registrar of transfers and may require all stock certificates to bear the signature of such transfer agent and such registrar of transfer.

SECTION 5.
The Stock Transfer Books shall be closed for all meetings of the stockholders for the period of ten days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

SECTION 6.
Any person or persons applying for a certificate of stock in lieu of one alleged to have been lost or destroyed, shall make affidavit or affirmation of the fact, and shall deposit with the company an affidavit Whereupon, at the end of six months after the deposits of said affidavit and upon such person or persons giving Bond of Indemnity to the company with surety to be approved by the Board of Directors in double the current value of the stock against any damage, loss or inconvenience to the company, which may or can arise in consequence of a new or duplicate certificate being issued in lieu of the one lost or missing, the Board of Directors may cause to be issued to such persons or person a new certificate, or a duplicate of the certificate so lost or destroyed. The Board of Directors may, in its discretion, refuse to issue such new or duplicate certificate save upon the order of some court having jurisdiction in such matter, anything herein to the contrary notwithstanding.

                                   ARTICLE V
                               OFFICES AND BOOKS

SECTION 1.
The principal office of the corporation in Nevada shall be at Agent of Records address, Nevada, and the company may have a principal office in any other state or territory as the Board of Directors may designate.

SECTION 2.
The Stock and Transfer Books of the company shall be kept at its transfer agent's office, for the inspection of all who are authorized or have the right to see the same, and for the transfer of stock. All other books of the company shall be kept at such places as may be prescribed by the Board of Directors.

A copy of the Bylaws, duplicate Stock ledger, and Articles of Incorporation of the company shall be kept at its principal headquarters in the State of Nevada, and shall be subject to the inspection of any of the stockholders at its annual shareholders meeting if requested.

                                   ARTICLE VI
                                 MISCELLANEOUS

SECTION 1.
The Board of Directors shall have power to reserve over and above the capital stock paid in, such an amount in its discretion as it may deem advisable to fix as a reserve fund, and may, from time to time, declare dividends from the accumulated profits of the company in excess of the amounts so reserved, and pay the same to the stockholders of the company, and may also, if it deems the same advisable, declare stock dividends of the unissued capital stock of the company.

SECTION 2.
No agreement, contract or obligation (other than checks in payment of indebtedness incurred by authority of the Board of Directors) involving the payment of moneys or the credit of the company for more than Ten Thousand Dollars, shall be made without the authority of the Board of Directors, or of the Executive Committee acting as such.

SECTION 3.
Unless otherwise ordered by the Board of Directors, all agreements and contracts shall be signed by the President and the Secretary in the name and on behalf of the company, and shall have the corporate seal thereto attached.

SECTION 4.
All moneys of the corporation shall be deposited when and as received by the Treasurer in such bank or banks or other depository as may from time to time be designated by the Board of Directors, and such deposits shall be made in the name of the Company.

SECTION 5.
No note, draft, acceptance, endorsement or other evidence of indebtedness shall be valid or against the company unless the same shall be signed by the President or a Vice-President, and attested by the Secretary or an Assistant Secretary, or signed by the Treasurer or an Assistant Treasurer, and countersigned by the President, Vice-President, or Secretary except that the Treasurer or an Assistant Treasurer may, without countersignature, sign payroll checks and make endorsements for deposit to the credit of the company in all its duly authorized depositories. No check or order for money shall be signed in black by more than one officer of the company.

SECTION 6.
No loan or advance of money shall be made by the company to any stockholder or officer therein, unless the Board of Directors shall otherwise authorize.

SECTION 7.
No director nor executive officer of the company shall be entitled to any salary or compensation for any services performed for the company, unless such salary or compensation shall be fixed by resolution of the Board of Directors, adopted by the unanimous vote of all of the Directors voting in favor thereof.

SECTION 8.
The company may take, acquire, hold, mortgage, sell, or otherwise deal in stock or bonds or securities of any other corporation, if and as often as the Board of Directors shall so elect.

SECTION 9.
The Directors shall have power to authorize and cause to be executed, mortgages and liens without limit as to amount upon the property and franchise of this corporation, and pursuant to the affirmative vote, either in person or by proxy, of the holders of a majority of the capital stock issued and outstanding; the Directors shall have authority to dispose in any manner of the whole property of this corporation.

SECTION 10.
The company shall have a corporate seal, the design thereof being as follows:
SEAL AFFIXED


                                  ARTICLE VII
                              AMENDMENT OF BY-LAWS

SECTION 1.
Amendments and changes of these Bylaws may be made at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, or may be made by a vote of, or a consent in writing signed by, the holders of 51% of the issued and outstanding capital stock.


KNOW ALL MEN BY THESE PRESENTS: That we, the undersigned, being the Officers and Directors representing the shareholders of ALLIED BIOTECHNOLOGY INTERNATIONAL INC., Nevada, a corporation, do hereby consent to the forgoing Bylaws and adopt the same as and for the By-laws of said corporation.

IN WITNESS WHEREOF, we have hereunto set our hands this FIFTH (5th) day of MAY 1993



                                                                     HENRY SMITH
                                                                       President


                                                                    GERI MAESTAS
                                                                       Secretary

                           SPECIMEN SHARE CERTIFICATE
                           --------------------------


INCORPORATED UNDER THE LAWS                    OF THE STATE OF NEVADA
      NUMBER                                          SHARES
     T............                                ................

                    ALLIED BIOTECHNOLOGY INTERNATIONAL INC.
            25,000,000 Authorized Shares-Par Value $.001 Per Share

     FULLY PAID AND NON ASSESSABLE             CUSIP 018892-10-9

THIS CERTIFIES THAT
                   -------------------------------------------------------------
registered holder of                                                      Shares
                    ------------------------------------------------------
transferable only on the books of the corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.
                                 COMMON STOCK
IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate seal to be hereunto
affixed this      day of     A.D. 19  .
            ------      -----       --


                                       CORPORATE SEAL
--------------------------------                      --------------------------
                       Secretary                                       President

                       INDEPENDENT DISTRIBUTOR AGREEMENT
                       ---------------------------------

This agreement entered into this ____th day of ________________ 19____ between Allied Biotechnology International, Inc. (ADBI), a Nevada corporation having its principal place of business at 959 South Coast Drive, #270, Costa Mesa, CA 92626 and

XXXX Company

Whereas XXXX Company wishes to secure distribution rights from Allied Biotechnology International, Inc. under the terms of the agreement. XXXX Company agrees to pay ZZZZZ, non- refundable, to Allied Biotechnology International, Inc. for the rights to distribute said product at the time of the contract signing. This payment will secure for XXXX Company the right to explore and establish a distribution program, and to acquire the appropriate approvals from the appropriate government entities. Allied Biotechnology International, Inc. will provide XXXX Company with YYYYY samples of the listed product (s) listed in Exhibit B to be utilized for evaluation by regulatory agencies and for sampling by the user outlets.

At the end of ninety days, a purchase minimum volume order will be required.

WITNESSETH:
-----------

In consideration of the premises and of the mutual covenants and agreement herein contained, it is mutually agreed by the parties hereto as follows:

1. Appointment:  Allied Biotechnology International, Inc. hereby appoints xxxx
   ------------
   Company, during the term of this Agreement as Exclusive Distributor of the Products in the Territory and Distributor hereby accepts said appointment:

2. Term:
   -----
   (a) The term of this Agreement is for five (5) year(s), commencing on the ___th day of ____________ 19_____ and concluding on the _____th day of
   _______ 2000.

   (b) Thereafter, this Agreement shall automatically renew and its term continue for successive one-year periods thereafter unless terminated by either party by written notice sent at least ninety days prior to the expiration of the term. In the event of such notice, termination shall occur at the expiration of the appropriate period.

   (c) Allied Biotechnology International, Inc. shall have the right, however, to terminate this Agreement immediately by furnishing written notice to Distributor of its election to terminate the Agreement for any of the following reasons: (i) the existence of bankruptcy; insolvency, composition or creditor's arrangement with respect to Distributor; (ii) Distributor's acquisition by merger or consolidation with or liquidation into any other business entity; (iii) failure of Distributor to pay when due any portion of the purchase price for ordered Products; (iv) any breach of this Agreement by Distributor including failure to maintain product required purchase minimums as stated in Paragraph 11 and Exhibit B. In the event Allied Biotechnology International, Inc. discontinues the manufacturing or marketing of the Products for any reason whatsoever, all rights of Distributor under this Agreement shall automatically and immediately expire; or (v) for any other reason constituting cause, the parties may terminate the Agreement by mutual written agreement.

   (d) The provisions for termination as provided are final, and the parties have considered the possibility of expenditures necessary for the performance of the terms of the Agreement and the possible loss and damages incident to them in the event of expiration or termination. It is expressly agreed that Allied Biotechnology International, Inc. shall not be liable to Distributor for damages in any form by reason of the termination of the Agreement pursuant to its terms at any time or for any reason. Allied Biotechnology International, Inc. agrees that it will accept purchase orders for transactions inaugurated by Distributor before termination of this Agreement other than termination pursuant to Paragraph 2(c). Allied Biotechnology International, Inc. further agrees that upon any termination of this Agreement, Distributor may return to Allied Biotechnology International, Inc. for credit any Products which are in fully marketable condition as determined by Allied Biotechnology International, Inc. Otherwise, after termination of the Agreement, no compensation or indemnity will be due on account of the activities of the Distributor.

3. Products.  The Products covered by this Agreement are those identified in
   ---------
   Exhibit A hereto, which, by this reference, is incorporated herein, manufactured from time to time by Allied Biotechnology International, Inc. at its facility. Allied Biotechnology International, Inc. reserves the right to add to, to withdraw, or to modify the Products at any time.

4. Territory.  The Territory of this appointment shall be the (XXXXX territory)
   ----------                                                 -----------------

5. Prices.  Allied Biotechnology International, Inc. will from time to time
   -------
   advise Distributor of its current Distributor prices (ex-factory) for the Products and, as deliveries are made, will invoice Distributor for payment in United States currency, or in such other currency as Allied Biotechnology International, Inc. may instruct, at prices then prevailing. Insurance, freight and all other costs of shipment will be paid by Distributor. Allied Biotechnology International, Inc. reserves the right to change Distributor prices at any time during the term of this Agreement, and any change in prices shall be effective ninety (90) days from the date written notice of any such change is transmitted to Distributor.

6. Terms of Sale.  The terms of sale which shall be applicable to all sales made
   --------------
   by Allied Biotechnology International, Inc. to Distributor shall be those in effect on the date of shipment as published from time to time and attached hereto as Exhibit C which by reference is made a part of this Agreement.
   Said terms of sale are subject to change by Allied Biotechnology International, Inc. from time to time. All orders placed pursuant to this Agreement shall be subject to Allied Biotechnology International, Inc.'s acceptance, in whole or in part, at its home office, and to the terms of sale. Distributor shall bear the risk of loss of all Products sold hereunder from the time Allied Biotechnology International, Inc. delivers the Products to the carrier for shipment to Distributor. Distributor shall inspect all Products immediately after receipt and shall report to Allied Biotechnology International, Inc. within thirty (30) days any defect or discrepancy. All losses from failure to so report shall be borne by the Distributor, and all claims with respect to such losses are hereby waived by Distributor. To the extent that any published terms of sale conflict with the provisions of this Agreement, the provisions hereof shall govern.

7. Force Majeure.  (a) Failure of Allied Biotechnology International, Inc. to
   --------------
   make, or of Distributor to take, any one or more deliveries hereunder (or portions thereof) when due, if such failure is occasioned by force majeure, shall not subject the failing party to any liability to the other, and, at the option of either party, the total quantity to be delivered pursuant to any offer accepted hereunder shall be reduced by the quantity of the delivery of deliveries (or portions thereof) so omitted. Force majeure shall include, but not be limited to, acts of God or the public enemy, fire, explosion, perils of the sea, flood, drought, war, riots, sabotage, accident, embargo, lack of raw materials, government priority, requisition of allocation of any government authority, interruption f or delay in transportation, shortage or failure of supply of materials or equipment, strikes, lockouts or other labor troubles, partial or complete suspension of Allied Biotechnology International, Inc.'s or its suppliers' plant operations or by either party's (including Allied Biotechnology International, Inc.'s suppliers) compliance with any order or request of the State of California, the US government, and the governmental regulations of the market territory to which Distributor may be subject, or of any officer, department agency or committee or any of said governments, or by compliance with a request of Allied Biotechnology International, or Distributor by any of said governments for purposes of national defense, or any other circumstances of like or different character beyond the reasonable control of the party so failing. Force majeure shall not include financial incapacity of either party. The provisions of this subparagraph (a) shall be effective even though the circumstances or contingencies invoked by Allied Biotechnology International, Inc. or Distributor, might have been operative on the date hereof.

   (b) If any event of force majeure causes interruption of all shipments hereunder for a period of one (1) year from date the happening of any said event occurs or commences, this Agreement shall terminate without further obligation of any kind of either party to the other.

8. Taxes and Penalties.  If any taxes, assessments, penalties or fines be
   --------------------
   incurred by Allied Biotechnology International, Inc. by reason of Distributor's conduct of its business, Distributor will assume all such obligations without recourse against Allied Biotechnology International, Inc. and will indemnify, exonerate and hold harmless Allied Biotechnology International, Inc. from and against any loss by reason thereof.

9. Compensation.  Compensation and profits, if any, of Distributor hereunder
   -------------
   shall be realized from margins obtained on resale of the Products, and Distributor expressly waives any claim on or against Allied Biotechnology International, Inc. based on unjust enrichment of Allied Biotechnology, Inc. or similar theories, for any services rendered by Distributor under this Agreement.

10.  Duties of Distributor.  Distributor shall use its best efforts to develop
     ----------------------
     and exploit markets for and to sell the Products throughout the Territory and to that end Distributor shall:

     (a) obtain at its expense, all necessary licenses, certifications, authorizations and approvals, and to do any other or additional act or thing which may be necessary to enable the Products to be marketed commercially in compliance with the laws of any national or local government having jurisdiction over Distributor or its activities in the Territory, and the regulations of any department, commission, board, bureau, agency or instrumentality of any such government. If such licenses, certifications, authorizations, approvals, acts or things have not been obtained, this Agreement shall not be binding on Allied Biotechnology International, Inc., and all risks therefrom shall be with the Distributor;

     (b) advertise and promote the Products at Distributor's expense by appropriate means, including, but not limited to, participation in relevant trade fairs, public demonstration of the Products in a form approved by Allied Biotechnology International, Inc., prompt and effective responses to trade and customer inquiries, regular and continuing advertising programs and regular visits to customers;

     (c) maintain at a mutually agreed level inventories of the Products at a location or locations within the Territory to enable Distributor to ensure prompt delivery to customers on a competitive basis;

     (d) maintain an adequate sales and service organization with properly trained personnel sufficient in number to enable Distributor to discharge its duties hereunder;

     (e) during the first year of the term hereof, and thereafter periodically, to render to Allied Biotechnology International, Inc. written reports advising of all conditions of the market, including scientific and technological developments, competitive prices and, when requested, sales and trade statistics and other pertinent information relating to the Territory;

     (f) render to Allied Biotechnology International, Inc. monthly reports for the first year regarding market conditions an the prospective sales anticipated.

     (g) comply with all laws and regulations of the Territory, including those dealing with the sale and distribution of the Products purchased thereunder;

     (h) except as specified in EXHIBIT A, resell the Products only under the labels, trade names, copyrights or trademarks of Allied Biotechnology International, Inc. or its suppliers, and none of these nor the packaging, nor the contents thereof, shall be altered in any respect without prior written permission of Allied Biotechnology International, Inc. Distributor shall not have or acquire any right, title or interest of any kind in such labels, trade names, copyrights or trademarks, even though such labels, trade names, copyrights or trademarks may have been adopted at the suggestion or instances of Distributor; nor shall it do any act or thing which might injure the reputation of Allied Biotechnology International, Inc.'s or its suppliers' labels, trade names, copyrights or trademarks, or affect adversely their exclusive rights therein. Distributor will give prompt notice in writing to Allied Biotechnology International, Inc. of any infringement of any such labels, trade names, copyrights or trademarks, or of any patents pertaining to the Products, which shall come to the attention of Distributor, and, upon request of Allied Biotechnology International, Inc., will render to Allied Biotechnology International, Inc., entirely at Allied Biotechnology International, Inc.'s expense, such assistance as Allied Biotechnology International, Inc. may request for the purposes of restraining any such infringement;

   (i) except as specified in EXHIBIT A, not manufacture or cause to be manufactured anywhere, or sell, promote or distribute in the Territory, any product like or similar to the Products without prior written approval of Allied Biotechnology International, Inc.;

   (j) except as specified in EXHIBIT A, make no appointments of subdistributors, subdealers or agents of the Products except upon terms additionally approved by Allied Biotechnology International, Inc.;

   (k) except upon prior written approval of Allied Biotechnology International, Inc., not sell, transfer or otherwise make available the Products for delivery outside the Territory, nor sell, transfer or otherwise make available the Products to any person whom Distributor knows intends to sell, transfer or otherwise make available the Products for delivery outside the Territory;

   (l) sell the Products only under conditions specified by Allied Biotechnology International,

   (m) maintain and store the Products only as specified by Allied Biotechnology International,

11. Required Purchases.  Distributor shall order and purchase the number of
    ------------------
    Product units set forth in the table contained in Exhibit B and in accordance with the schedule therein, which by reference thereto, is made an integral part of this Agreement. However, the obligation of the Distributor to order and purchase any said units may at the option of the Distributor be decreased by the number of Product units ordered pursuant to this agreement which Allied Biotechnology International, Inc. is unable to deliver during the immediately preceding year. Failure to provide satisfactory performance constitutes a breach in Agreement as is outlined under Paragraph 2(c)(iv).

12. Warranties of Products.  Allied Biotechnology International, Inc. makes no
    ----------------------
    warranty of any kind, expressed or implied, except that at the time of manufacture, reasonable care was used in the manufacture of Products. There are no warranties of any kind which extend beyond the face of this Agreement. Distributor acknowledges that, prior to entering into this Agreement, it has examined a sample or model of each of the Products as fully as it desires. Distributor shall have an obligation to examine fully, prior to purchase, any of the Products to which modifications may be made. All Products shipped to Distributor hereunder will conform in all material respects to the sample or models of the Products examined by Distributor and will be adequately contained, packaged and labeled. Distributor shall not publish, without the prior written approval of Allied Biotechnology International, Inc., any description, performance, claim, specification or other statement which relates to the Products other than those set forth in writing by Allied Biotechnology International, Inc.

13. Trade Secrets.  The design and related technology of the Products,
    --------------
    commercial information, data regarding processes and know-how furnished Distributor hereunder or in connection herewith are the property of Allied Biotechnology International, Inc., and Distributor shall not acquire any proprietary rights or other interests therein. Distributor shall treat same as strictly confidential, and will not reveal to unauthorized third parties except as may be necessary, upon prior written approval of Allied Biotechnology International, Inc., to achieve the purposes of this Agreement. Distributor agrees to take all reasonable measures to prevent its employees, agents and customers from divulging such information, including, without limitation, causing such employees, agents and customers to execute trade secrets and secret processes nondisclosure agreements in such form and substance as may be required by Allied Biotechnology International, Inc. Distributor hereby acknowledges that the disclosure of confidential information may result in substantial and incalculable financial damage to Allied Biotechnology International, Inc. and hereby consents to the issue of an injunction or interim injunction restraining it from the disclosure of information which is confidential.

14. Inspection.  Distributor shall permit Allied Biotechnology International,
    -----------
    Inc., upon reasonable notice and during regular business hours to inspect its offices facilities,, books and records relating to the clinical investigation use of the

    Products whenever such inspection in deemed necessary by Allied Biotechnology International, Inc.

15. Allied Biotechnology International, Inc. Assistance and Sales Literature.
    ------------------------------------------------------------------------
    Allied Biotechnology International, Inc. agrees to provide distributor with such technical data and documentation as may be required by governmental agencies as a prerequisite to granting licenses, certification and approvals. Allied Biotechnology International, Inc. agrees to make direct, personal representations to governmental agencies if necessary, Allied Biotechnology International, Inc. agrees to furnish to Distributor necessary sales literature and technical brochures, in the English language, at no charge except for shipment costs.

16. Status of the Parties.  It is understood and agreed that both parties hereto
    ---------------------
    are independent contractors and nothing in this Agreement shall be construed so as to constitute Distributor as partner, or legal representative of Allied Biotechnology International, Inc. or make it in any way subordinate to or dependent upon Allied Biotechnology International, Inc. Distributor has no right or authority, expressed or implied, to assume or create any obligation on behalf of Allied Biotechnology International, Inc. or represent to any third party that it has authority to bind or commit Allied Biotechnology International, Inc. in any manner.

17. Governing Law.  This Agreement shall in all respects be governed by and
    -------------
    construed in accordance with the laws of the State of California.

18. Arbitration.  All disputes between the parties arising in connection with
    ------------
    this Agreement shall be finally settled by arbitration. The arbitration shall be held in Geneva, Switzerland, and shall be conducted in accordance with the Rules of the International Chamber of Commerce. Judgment upon the award rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of the award and an order of enforcement, as the case may be.

19. Assignment.  Any and all right accruing hereunder to Distributor are
    ----------
    personal in nature and shall not be assigned by Distributor, either in whole or in part, except with prior written consent of Allied Biotechnology International, Inc.

20. Notices  All notices provided for herein shall be in writing and shall be
    -------
    deemed to have been duly given when hand delivered or sent by mail, registered or certified, postage prepaid, addressed to the parties as follows:
    to Allied Biotechnology International, Inc.
    959 South Coast Drive
    Costa Mesa, CA 92626

    to
    XXXX Company


21. Sole Agreement.  This agreement contains all the understandings and
    --------------
    representations between the partners hereto pertaining to the matters referred to herein and supersedes all agreements, of any, previously entered into by them with respect thereto. By acceptance of this Agreement, Distributor specifically hereby releases Allied Biotechnology International, Inc. from any and all obligations or claims under any and all agreements, understandings and representations, written or oral, previously entered into with Distributor, and any agreements entered into are hereby deemed terminated and of no effect in any particular. This Agreement may be modified only by a written supplement duly executed by the authorized officers of the parties.


IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed on date first above written by their duly authorized officers or representatives.



BY:__________________________________      BY:_______________________________
   Henry J. Smith, President               President
   Allied Biotechnology International      xxxx Company

                                   EXHIBIT A
                                   ---------

Allied Biotechnology International Inc., hereby gives written permission to XXXX
   Company for the distribution of XXXXX Products.


                                   EXHIBIT B
                                   ---------

                         MINIMUM PURCHASE REQUIREMENTS

To maintain the exclusive distribution rights to sell XXXX Products, a minimum of___________products will be purchased per month.


                                   EXHIBIT C
                                   ---------

                                 TERMS OF SALE
                                 -------------

All sales are F.O.B. Orange County, California.

50% of the order payable at time of order and the balance secured by a letter of credit issued to a correspondent bank in the U.S.A. and payable on sight upon delivery.

If standing orders are placed then Allied Biotechnology International agrees to maintain a sufficient inventory of product at its facility available for immediate shipment and stored under safe and appropriate conditions of storage.